UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 9, 2017, EXFO Inc., a Canadian corporation, announced the filing of its amended annual report on Form 20-F for the fiscal year ended August 31, 2016. This report on Form 6-K sets forth the news release relating to the filing of its amended annual report on Form 20-F for the fiscal year ended August 31, 2016 and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 10, 2017

EXFO Files Amended Annual Report for Fiscal 2016
•	Amended Management's Annual Report on internal control over financial reporting and Sarbanes-Oxley certifications from CEO and CFO
•	No material impact on previous three years' consolidated financial statements
QUEBEC CITY, CANADA, January 9, 2017 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF) announced today it has filed an amended Annual Report on Form-20-F/A for fiscal 2016 with the U.S. Securities and Exchange Commission (SEC) and Canadian securities commissions.

Subsequent to the original filing of its Annual Report on Form 20-F for fiscal 2016 on November 28, 2016, EXFO management identified a material weakness in the company's internal control over financial reporting, resulting in the improper aging of its trade accounts receivable ledger which led to an incorrect assessment of bad debt expense against a single trade account receivable. Specifically, the company did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties as well as lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger.

EXFO management determined that the identified control deficiencies could have resulted in a material misstatement of the aforementioned account balances or disclosures that would not have been prevented or detected, and therefore these control deficiencies represent a material weakness in internal control over financial reporting. Considering the identified material weakness, the company's Chief Executive Officer and the Chief Financial Officer have concluded that internal controls over financial reporting were not effective as of August 31, 2016.

Although EXFO management determined that the errors were not material to the previously issued consolidated financial statements and disclosures in its Annual Report on Form 20-F for the year ended August 31, 2016, management revised its previously issued consolidated financial statements to reflect the correction of the bad debt expenses in the proper periods. The revisions do not constitute a restatement of prior years' financial statements.

The impact of the revision on EXFO's consolidated financial statements as at and for the year ended August 31, 2016 are non-cash and therefore do not affect the company's statements of cash flows for any of the prior periods and do not affect the company's consolidated statements of earnings for the year ended August 31, 2016. The impact on net earnings amount to a reduction of US$441,000 and US$527,000 for the fiscal years ended August 31, 2015 and 2014, respectively.

The quantitative impact of the revision is shown in Exhibit 1 at the end of this news release. For more detailed information, refer to EXFO's amended Annual Report on Form 20-F/A and Note 1 to the company's revised consolidated financial statements.

In summary, EXFO has filed an amended Annual Report on Form 20-F/A for the fiscal year ended August 31, 2016 with the SEC and Canadian securities commissions, along with revised consolidated financial statements and management's discussion and analysis (MD&A) for the year ended August 31, 2016, as well as amended Management's Annual Report on internal control over financial reporting and certifications from the CEO and CFO, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These documents can be found on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) under EXFO's profile and at www.EXFO.com.

About EXFO
EXFO is the trusted partner to communications service providers (CSPs) globally with leadership in test automation and 3D analytics solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Exhibit 1 (in thousands of US dollars)

	As at August 31, 2016
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Accounts receivable - Trade	$45,076	$(2,083)	$42,993
Deferred income tax assets	$7,681	$559	$8,240
Retained earnings	$127,833	$(1,524)	$126,309
Total assets	$239,317	$(1,524)	$237,793
Shareholders' equity	$182,925	$(1,524)	$181,401

	As at and for the year ended August 31, 2015
	As reported		Adjustment		Revised
Revision to Consolidated Balance Sheet
Accounts receivable - Trade		$48,068		$(2,083)	$45,985
Deferred income tax assets		$8,900		$559	$9,459
Retained earnings		$118,933		$(1,524)	$117,409
Total assets		$219,002		$(1,524)	$217,478
Shareholders' equity		$170,751		$(1,524)	$169,227
Revision to Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income (Loss)
Unusual charge (1)	$	‒		$603	$603
Earnings before income taxes		$10,496		$(603)	$9,893
Deferred income tax expense		$565		$(162)	$403
Net earnings for the year		$5,298		$(441)	$4,857
Basic net earnings per share for the year		$0.09	$	‒	$0.09
Diluted net earnings per share for the year		$0.09		$(0.01)	$0.08
Comprehensive loss for the year		$(36,448)		$(441)	$(36,889)

(1)
Adjustment to recognize bad debt expense in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

	As at and for the year ended August 31, 2014
	As reported		Adjustment	Revised
Revision to Consolidated Balance Sheet
Retained earnings		$113,635	$(1,083)	$112,552
Revision to Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income (Loss)
Unusual charge (2)	$	‒	$720	$720
Earnings before income taxes		$5,262	$(720)	$4,542
Deferred income tax expense		$891	$(193)	$698
Net earnings for the year		$783	$(527)	$256
Basic and diluted net earnings per share for the year		$0.01	$(0.01)	$0.00
Comprehensive loss for the year		$(6,053)	$(527)	$(6,580)

(2)
Adjustment to recognize bad debt expense in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

	As at August 31, 2013
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Retained earnings (3)	$112,852	$(556)	$112,296

(3)
Adjustment to opening retained earnings as at September 1, 2013 in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com